LUKOIL
OIL COMPANY

RECEIVED
2004 NOV 30 A 10:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

№ 04-02-533 date 23.11.2004

[redacted]

04046332

November 23, 2004

Mr. Michael Coco
Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, D.C. 20549

SUPPL

Re: Rule 12g3-2(b) exemption for: OAO LUKOIL (File # 82-4006)

Dear Mr. Coco:

Please find enclosed a copy of OAO LUKOIL's press release on the Extraordinary General Shareholders Meeting to be held on January 24, 2005 submitted with respect to the Company's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

The ADR program of OAO LUKOIL was declared effective by the SEC on December 27, 1995.

Sincerely yours,

Nikolay A.Illarionov
Deputy Director
Securities Operations Department
OAO LUKOIL

dlw 11/30

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

11, Sretensky blvd, Moscow,
101000, Russia

Tel.: (095) 928-98-41
Fax: (095) 927-49-99
(095) 916-00-20

Telex: 612553
Teletype: 209055
ISKRA 38087

LUKOIL
OIL COMPANY

PRESS RELEASE

19 November 2004

OAO LUKOIL CONVENES AN EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

An Extraordinary General Shareholders Meeting of OAO "LUKOIL" will be held on 24 January 2005 at the Company's Headquarters in Moscow.

The decision was taken at a Board of Directors meeting held earlier today. The Board of Directors also set December 9, 2004 as the date for preparing a list of shareholders entitled to participate in the Extraordinary General Shareholders Meeting.

Follows the agenda of the meeting:

1. Early termination of authority of all the members of the Board of Directors of OAO "LUKOIL". Election of the members of the Board of Directors of OAO "LUKOIL".

2. Approval of amendments and addenda to the Charter of OAO "LUKOIL".

The extraordinary general shareholders meeting of OAO "LUKOIL" is called at the request of the shareholders who own not less than 10% of the voting shares of OAO "LUKOIL".

LUKOIL press-service
tel.(095)927 1677, fax (095)927 1653, e-mail: pr@lukoil.com